FORM 8–K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported):   September 30, 2002

Electronic Data Systems Corporation

(Exact name of registrant as specified in its charter)

Delaware	01-11779	75-2548221
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5400 Legacy Drive
Plano, Texas 75024-3105
(Address of Principal Executive Offices,
Including Zip Code)

Registrant's telephone number, including area code: (972) 604-6000

Item 9.   Regulation FD Disclosure

Electronic Data Systems Corporation, a Delaware corporation. ("EDS"), hereby furnishes the following information under Item 9. Pursuant to the rules and regulations of the Securities and Exchange Commission, such information is not deemed to be filed hereunder.

On September 30, 2002, EDS posted the following open letter to shareholders on its website (www.eds.com).

Exhibit Number	**Description of Document**
99.1	Text of open letter to shareholders of Electronic Data Systems Corporation posted on the company's website on September 30, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ELECTRONIC DATA SYSTEMS
CORPORATION

October 1, 2002   By: /s/ D. Gilbert Friedlander
                                       D. Gilbert Friedlander, Senior Vice
                                       President, General Counsel and Secretary

Exhibit 99.1

September 30, 2002

Dear Fellow Shareholder:

The last few weeks have been a difficult time for our company. EDS has been buffeted by outside market forces and by the consequences of our own decisions. In this crucial time, it is important you hear directly from me.

We are deeply disappointed our lowered guidance for third-quarter earnings precipitated such a dramatic drop in EDS' stock price. While the market has spoken, you should know we believe it to be a substantial overreaction. Though many of our previous investors may have left us for the moment, our clients and our colleagues have not.

EDS remains a solid enterprise, with a strong business plan, excellent people and great clients. Your company is financially stable, with the resources to fund ongoing business and take on new clients.

Our talented people, our technical capabilities and our global infrastructure remain second to none. The quality of our work remains unaffected. Operational and service excellence for clients remains our prime focus.

Together, your management team and I accept full responsibility for our performance this quarter. Last Friday, at a meeting of EDS' senior leadership team, broadcast to EDS locations worldwide, we began our return. We candidly appraised our situation, took action to address the most immediate issues and laid plans to address business fundamentals.

- We are reducing EDS' expense base while better aligning earnings and cash flow to reflect the realities of a market in which growth has substantially slowed – and may remain soft well into next year. Specific actions include a companywide reduction in overhead costs, a reprioritization of sales expenditures and initiatives to address underperforming assets.

- We are refocusing our new business efforts to emphasize growth opportunities that produce more near-term revenue, earnings and cash flow. One way we will achieve this is by improving the cross-selling of services within our portfolio. Selected large-scale contracts will also remain an important part of our strategic mix. In pursuing all new business, we will continue to take into account increased industry sector risks while optimizing earnings and cash flow.

- I have commissioned a special team to review EDS' revenue forecasting processes and systems. While they served us well in the past, our systems did not meet our needs this quarter. I will ask the team to report its findings to our board of directors.

- We will continue to review our portfolio of services to ensure it provides maximum financial value. For example, our decision to sell our subscription fulfillment business will simplify our business model.

- In Europe, management teams are already working with a small number of financially underperforming accounts to ensure we improve their financial return without compromising client service. Where necessary, we have made management changes.

EDS' business model is sound. We operate it with integrity. We do not ignore our failings – we learn from them. The core values of EDS remain as the foundation of all we do.

The 140,000 strong EDS global team knows we have to rebuild your trust through our performance, one proof-point at a time. We have fully committed ourselves to this task.

We are determined to earn back your confidence.

/S/ Dick Brown

Richard H. Brown
Chairman and Chief Executive Officer